Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION OF
RAINMAKER SYSTEMS, INC.

Rainmaker Systems, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State on May 18, 2006 (the “Certificate of Incorporation”).

SECOND: The Certificate of Incorporation is hereby amended by striking out the first paragraph of Article IV thereof and substituting in lieu of said paragraph the following:
“The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The total number of shares that the Corporation is authorized to issue is Five Hundred Five Million (505,000,000). Five Hundred Million (500,000,000) shall be Common Stock, par value $0.001 per share, and Five Million (5,000,000) shall be Preferred Stock, par value $0.001 per share.”

THIRD: This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

FIFTH: This Certificate of Amendment shall be effective on the date of filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Bryant Tolles, III, its Chief Financial Officer and Secretary, this ___ day of ____________, 2015.

/s/ Bryant Tolles, III
Bryant Tolles, III, Chief Financial Officer and Secretary